Sonoco Products Company
One North Second Street
Post Office Box 160
Hartsville, South Carolina 29551-0160

October 24, 2012

Mr. Ethan Horowitz
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Sonoco Products Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No.  000-00516

Dear Mr. Horowitz:

This letter is in response to your October 11, 2012 comment letter addressed to Barry L. Saunders, Chief Financial Officer, Sonoco Products Company regarding the filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 14 – Commitments and Contingencies, page F-26

Contingencies, page F-26

COMMENT:

1.
We note your response to comment 4 in our letter dated September 12, 2012. The draft disclosure provided in your response appears to indicate that management does not believe that the expected outcome of any matter, lawsuit, or claim that is pending or is threatened will have a material adverse effect on your consolidated financial position or liquidity, but could have a material effect on your results of operations. Please provide disclosure meeting the requirements of FASB ASC 450-20-50-3 and 50-4 if there is at least a reasonable possibility that a loss has been incurred. In addition, your draft disclosure states that the ultimate outcome of the matters described cannot be predicted with certainty. Please note that virtual certainty is not required for contingent loss accrual pursuant to FASB ASC 450-20-25-3.

Mr. Ethan Horowitz
October 24, 2012

RESPONSE:

The draft wording provided in our response envisioned a disclosure structured in two sections, the first addressing specifically identified contingencies where there was at least a reasonable possibility of a material loss in excess of amounts already accrued, such as the disclosed Fox River environmental matter including the disclosed maximum additional exposure of $87 million as of December 31, 2011, and the second section addressing all other unspecified claims and contingencies. The proposed wording in our original response which read, “Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the expected outcome of any matter, lawsuit, or claim that is pending or is threatened, or all of them combined, will have a material adverse effect on the Company’s consolidated financial position or liquidity” was intended for that second section and would be used when the Company was not aware of other unrecognized loss contingencies requiring disclosure or where any recognized or unrecognized loss contingencies were not material.

We understand that certainty is not required for contingent loss accrual pursuant to FASB ASC 450-20-25-3, and lack of certainty was not the reason that neither an accrual nor disclosure of any potential range of loss was provided for these “other” claims. We confirm that the Company was not aware of any other unrecognized contingencies at December 31, 2011, or arising through the date the Form 10-K was filed, where there was at least a reasonable possibility of a material loss.

In place of the originally proposed wording for this portion of the disclosure, we propose to use the following, or similar wording, in future filings:

“In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters could differ from management’s expectations, the Company does not believe the resolution of these matters has a reasonable possibility of having a material adverse effect to the Company’s financial statements.”

COMMENT:

2.
Your response to comment 4 in our letter dated September 12, 2012 states that you are unable to estimate a range of potential loss with regard to a class action by persons who bought your stock between February 7, 2007 and September 18, 2007. Your response also states your belief that these claims are without merit and that damages being sought by the plaintiffs were unspecified. The absence of specified damages does not appear to be an adequate basis to conclude that a reasonably possible loss or range of loss cannot be estimated. Further, it appears that your assertion that the claims are without merit is more consistent with a conclusion that a liability has not been incurred. Please advise.

Mr. Ethan Horowitz
October 24, 2012

RESPONSE:

Given our understanding of the matter at that time, including feedback from external counsel, the Company concluded at the time the 10-K was filed that the likelihood of a loss was not probable and therefore no liability was recorded. Further, the Company, in utilizing input from its outside counsel, concluded that it was unable to estimate a potential range of loss. The fact that the plaintiffs had not specified damages only further contributed to our inability to estimate a range of loss, but was not the driver for why we could not estimate a range. In future instances of a disclosed contingency for which the Company is unable to estimate a range of loss, we will include a statement that such an estimate cannot be made.

This class action lawsuit has subsequently been resolved. The proposed settlement was first disclosed in the Company’s Form 10-Q for the quarter ended July 1, 2012. The settlement was negotiated and funded directly by the insurance carrier and was finalized in September 2012 with no impact to the Company.  Disclosure of the finalized settlement will be included in the Form 10-Q for the quarter ended September 30, 2012.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your questions concerning the Company’s Form 10-K filing for the year ended December 31, 2011.  Please let me know if you require any further information.

Sincerely,

/s/Barry L. Saunders
Barry L. Saunders
Vice President and Chief Financial Officer